

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 16, 2015

Richard Hamilton
President and Chief Executive Officer
Ceres, Inc.
1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320

> **Re:** **Ceres, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-3**
> **Filed October 15, 2015**
> **File No. 333-207076**

Dear Mr. Hamilton:

We have reviewed your amended registration statement and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note that you are registering the resale of common stock underlying Series A-1 Warrants and Series A-2 Warrants, and that those warrants were offered in two private placements concurrent with registered public offerings on July 26, 2015 and August 24, 2015, respectively. Please provide us with a sufficiently detailed factual and legal analysis regarding why you do not believe those private placements should be integrated with the concurrent public offerings of your securities on July 26, 2015 and August 24, 2015 as well as the current resale registration statement initially filed on September 22, 2015.

You may contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure